Part I, Item 6:

~~www.barclays.com/equities~~ www.barx.com/eqdisclosures

Part II, Item 7(a):

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. The matching engine and associated gateways for LX run on standalone hardware (i.e., server) that is not shared with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform) or other trading system (such as order management and trade capture systems). The hardware for LX is housed in the same data center as other Barclays systems. Barclays maintains physical restrictions, policies and procedures designed to safeguard the confidential trading information of Subscribers. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence a Subscriber's contemporaneous interests in the same or additional live ~~of~~ orders and trading interests ~~currently~~ in LX (as well as data or analytics related to such post-execution information) to be confidential subscriber information. The foregoing notwithstanding, Barclays does not consider post-execution information ~~typically of the type~~ to include information made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential subscriber information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential subscriber information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays does not have any personnel solely responsible for LX. The shared personnel described in response to Part II, Item 6(a) are the only personnel who have access to Subscriber confidential trading information. Barclays prohibits those personnel from sharing any Subscriber confidential trading information with persons not authorized to receive such information by policy. Violations of such policies are punishable under Barclays Compliance breach process and/or by dismissal from the firm. Barclays does not provide Subscriber confidential trading information to Barclays' business units or to Barclays' clients in furtherance of Barclays' principal trading activities. THIRD PARTY VENDOR ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays may, as needed for diagnostic and analytical purposes, provide Subscriber confidential trading information to third party vendors who provide services to LX and are subject to contractual non-disclosure obligations. An example of this is a vendor who has developed software designed to report on latency within LX. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. LX provides information to Barclays' order router on a real time basis about Firm Orders (as described in Part III, Item 9(a)) posted to the LX order book. The order router uses the Firm Order information from LX solely to decide whether to route an order to LX. The information provided to the order router contains aggregated buy and sell interest per symbol pegged to the current National Best Bid Offer ("NBBO"). LX does not provide any information to Barclays' order router about Conditional Orders (as described in Part III, Item 9(a)). Barclays order router does, however, receive enhanced information about Conditional Invitations. In addition to the price, side and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router is informed of the size of the Conditional Order (which is the smaller of the Conditional Order size and the potential contra-side order size). LX does not provide client-specific information to the order router. The order router does not share any information it receives from LX with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router). The order router does not generate indications of interest based on information from LX. Subscribers can opt out of having their LX order information included in the aggregated information provided to the order router by contacting their Equities sales coverage, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Additionally, the order and execution management systems (including Barclays' algorithms and order router) used by Barclays' Electronic Trading Department and Equities Sales and Trading personnel described in response to Part II, Item 6(a) can transmit Subscribers' confidential trading information to the extent orders handled by any such person are routed to the ATS. These systems communicate information to Sales and Trading personnel that identifies the Trading Centers to which their clients' orders were routed and/or executed, including LX. All Subscriber orders entering LX pass through the FIX interface. Barclays maintains multiple databases containing historical trading information, including information relating to transactions executed in LX. The Electronic Trading Department and Equities Sales may use this information to run queries and generate reports as described above. Legal, Compliance or other control functions may use this information to investigate historic trading activity or to respond to regulatory requests. Barclays employs various tools for real-time monitoring of LX. The Service Desk and RTB use these applications to research Subscriber's orders and executions and monitor the health of LX. SAFEGUARDING AND OVERSEEING SUBSCRIBER TRADING INFORMATION. Barclays restricts access to systems containing Subscriber confidential trading information by policies and procedures. These policies and procedures apply across all entities in the Barclays group. Access to LX, other relevant Barclays' systems and Subscriber trading information requires permissioned log-ons and/or physical access. Permissions are handled through Barclays' Request system or by way of separate supervisory and Compliance and/or Legal approval. Permissions logged in the Request system require supervisory and Compliance approval. In reviewing such access requests, a Supervisor considers factors including the person's current role and whether the person performs a function related to LX. A person's request will be denied if it is deemed unnecessary or inappropriate. Supervisors review all permissions logged in the Request system annually as part of Barclays' One Cert review process. Because of this certification process, permissions will be cut off if access is no longer required or appropriate. Additionally, Barclays automatically removes systems access as part of its Joiner/Mover/Leaver processes should a relevant person leave Barclays or change roles within the firm to a job function for which such access is unnecessary or inappropriate. SEPARATION. Barclays has information barriers to separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information. Barclays also relies on information barriers to separate personnel and systems with access to different types of Subscriber confidential trading information. The Electronic Trading Department is situated in a different area on the Equities Trading floor from Equities Sales and Trading. The BTB and RTB Technology teams that service LX are on a different floor from the Barclays Equities Division. QPS is on a different floor from the Electronic Trading Department and the BTB and RTB Technology teams that service LX. FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS. Barclays subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of Subscribers to LX. Additionally, Barclays' policies and procedures prohibit trading on material non-public information. Employees with access to Subscriber confidential trading information (as identified in Part II, Item 6) are provided additional training regarding the sensitivity of such information and limitations on permitted use. PERSONAL TRADING RESTRICTIONS. All Barclays' personnel are subject to firm-wide policies that control the trading of a person's account. Personnel are required to disclose all personal trading accounts, managed accounts and private investments held by themselves and their Connected Persons (e.g., spouse, domestic partner, children, etc.). The policy also requires personnel and their Connected Persons to disclose and receive prior approval for personal investments to prevent conflicts of interest and/or the misuse of material non-public information and non-public information. Additionally, Barclays' policy empowers it to suspend, restrict or rescind the ability of any Barclays personnel to conduct personal investment activity for failure to comply with the policy. The policy also requires specific holding periods for certain types of securities held by personnel. A failure to comply with such policies may result in discipline, including but not limited to a Compliance breach. Barclays monitors compliance with such policy using reports that incorporate trading information received in connection with the approved accounts of Barclays personnel.

Part III, Item 11(c):

LIMIT ORDER BOOK. LX maintains a limit order book for each NMS Stock traded in the system. All orders with a time in force of Day received from Subscribers are placed in the limit order book. LX processes new orders, order cancellations, and replacement orders sequentially in the order received. The limit order book is updated to reflect new and replacement orders and any order cancellations. LX evaluates the limit order book for crossing opportunities following each update. The limit order book also attempts to cross orders when there is a change in the state of market data for an NMS stock (e.g., a new NBBO, Limit Up Limit Down band change, changes in halt conditions) or when an order otherwise becomes eligible to execute against (i.e., the MinTime duration has lapsed, see Part III, Item 14). We refer to orders that are posted to the limit order book (whether such orders are Firm Orders or Conditional Orders) as Posted Orders. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber or, if not canceled by the Subscriber, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates Firm Orders with a time in force of IOC upon receipt. If a crossing opportunity exists, the IOC order will be executed. If an IOC order is a Firm Order marked not eligible to interact with Conditional Orders (not Conditional Eligible), and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be cancelled back to the Subscriber (i.e., IOC orders, other than Firm-Up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book). If an IOC order is a Conditional Eligible Firm Order, and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will be evaluated for any potential contra-side Conditional Order in LX match, and may trigger the sending of a Conditional Invitation. If the sending of a Conditional Invitation is triggered at this time then the Conditional Eligible IOC Firm Order will remain on the order book until it is either fully filled or until the expiration of the match timer, as further described in Part III, Item 9. Please note that in the event a Conditional Eligible IOC Firm Order triggers a Conditional Invitation, the order will continue to abide by the trading rules of LX, including being eligible to interact with firm orders in the book during the period of the "match timer." If the Conditional Eligible Firm Order with a time in force of IOC does not trigger the sending of a Conditional Invitation, the unexecuted quantity will automatically be canceled back to the Subscriber.

EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price (defined below), (2) Tier (described below) and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. Effective Price is the first execution priority parameter. The Effective Price is the limit price of an order bounded by either the NBBO or a peg instruction. For example, if the NBBO is 12.45/12.49 and a client sends an order to buy with a limit price of 12.50, the order's Effective Price is 12.49. In the same example, if the client instead sends a midpoint peg order to buy with a limit of 12.50, the order's Effective Price is the midpoint price of 12.47. The execution price for two matched orders will be at or within (but never outside) the NBBO based on current market data used by LX, subject to the Price Improvement Logic described below. The execution price must be consistent with any applicable price conditions placed on the orders, such as a limit price or peg instruction. Subscriber Tier is the second execution priority parameter. All Posted Orders are assigned to one of two Tiers. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)). Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, and Barclays Trading Desks. When the Effective Price is equal, Tier 1 receives execution priority over Tier 2. Time of order is the third execution priority parameter. All orders, even those orders entered pre-open, are time stamped (by millisecond) when they enter LX. Where the Effective Price and Tier are equal, LX executes firm Posted Orders in the chronological order in which they are received. Pegged orders (including pegged orders with limit prices) maintain their time priority in the limit order book even if they are re-priced because of changes in the NBBO. The execution priority parameters described above apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity.

SHORT SALES. Subscribers may enter short sale orders into LX, subject to compliance with Regulation SHO. Barclays will make all "affirmative determinations" in connection with short sales. LX will verify that, in case of a short sale, the "locate" field in Barclays' order-taking system has been checked. However, pursuant to Regulation SHO Rule 203(b)(2)(i), Barclays relies upon the exception to the locate requirement when accepting short sale orders from its U.S. registered broker-dealer clients. In order to comply with the requirements set forth in Rule 201 of Regulation SHO, when short sale restrictions are in effect for a particular NMS Stock, LX will comply with the price test obligation by executing only short sale orders in such NMS Stock when priced higher than the national best bid. Additionally, LX only accepts orders marked short sale exempt from other broker-dealers.

REGULATION NMS. The Barclays ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all executions effected by LX will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). LX will accept orders outside of the LULD bands; however, it will not execute if the calculated cross price is outside of the LULD bands. LX will not re-price orders to allow for crossing within the bands. LX will not automatically reject or cancel orders if the crossing price is outside of the crossing constraints. During a trading pause or regulatory halt in an NMS stock subject to the LULD

Plan, LX will not reject or cancel orders in the security. Following the trading pause or regulatory halt, LX will resume executing orders once trading has commenced on the primary listing exchange, LX has received the LULD bands from the SIP (provided that if the primary listing exchange is unable to reopen due to technology or system issues, LX will resume trading upon receipt of the price bands from the SIP via Exegy) and at least one execution has occurred on any other Trading Center.

LOCKED & CROSSED MARKETS. During a locked market, midpoint peg orders will not execute in LX but other peg and limit orders can. Clients have the ability to opt-out of any locked market crossing for all their trades or on a trade-by-trade basis. Additionally, Subscribers have the ability to opt in to receiving midpoint executions in a locked market. LX will not execute during a crossed market. Orders will reside on the order book until the crossed market has ended.

PRICE IMPROVEMENT LOGIC. LX supports a price improvement logic that will split any overlap in effective limit prices with 50% of the overlap going to the liquidity provider and 50% going to the liquidity taker. For example, suppose that a buyer has a posted order in the order book at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. Both parties will get 50% of the overlap, and these two orders will be crossed at a price of $10.005 as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO).

ERRORS. LX handles execution errors in accordance with Barclays' Global Cash Equities Error Procedure (the "Error Procedure"). The Error Procedure applies to bona fide mistakes and general errors made by the Barclays business or a client. The Error Procedure requires notification of Barclays' errors to the relevant Supervisor. Barclays aims to unwind Barclays' errors with a view to minimizing market impact and protecting client interests. Generally, for Barclays technology-related errors, Barclays will determine a course of action based on the facts and circumstances surrounding such errors. This could result in one or both sides of the trade being cancelled. Barclays handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Following a determination of erroneous trading by the primary market, LX will cancel both sides of any erroneous trade.

Part III, Item 14(a):

Subscribers can designate orders and trading interests not to interact with certain orders or trading interests in LX by several means. Subscribers can make these elections by contacting their Equities Sales Representative, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Barclays usually implements such requests within 24 hours of receipt. SELF DEALING. LX has in place functionality to prevent transactions in a security resulting from the unintentional interaction of orders originating from the same Subscriber identifier that involve no change in the beneficial ownership of the security. Subscribers with multiple identifiers must indicate whether the interaction of orders between these identifiers can occur. Subscribers that are registered broker-dealers with a single identifier must confirm whether Barclays may cross orders under the same identifier and that a change in beneficial ownership will occur. SEGMENTATION BASED BLOCKING. Subscribers have the ability to limit their interactions with other Subscribers based on the Subscriber segmentation categories of either (but not a combination of both) Liquidity Profiling or Subscriber Type as described in Part III, Item 13(a). A. LIQUIDITY

PROFILING. Subscribers that send Posted Orders, whether directly to LX or through Barclays' algorithms or Barclays' order router, can block interactions with other Subscribers based on Liquidity Profiling. A Subscriber may customize its Posted Order interactions in LX by designating those Liquidity Profiling categories with which it does not wish to interact (e.g., block counterparties categorized as High alpha). Subscribers cannot use Liquidity Profiling to block interactions when taking liquidity from LX. B. SUBSCRIBER TYPE BLOCKING. As an alternative to Liquidity Profiling, Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)) may block one or more Subscriber Types (as defined in Part III, Item 13(a)) from interacting with their order flow (e.g., block counterparties categorized as ELPs). Barclays does not offer the Subscriber Type Blocking functionality to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. Unlike blocking by Liquidity Profiling category, which is only available to a Subscriber when providing liquidity, Subscriber Type Blocking is available to a Subscriber when providing liquidity, taking liquidity, or both. Barclays Institutional Clients & Client Algo/Router Users can use Subscriber Type Blocking for orders sent directly to LX or routed through Barclays' algorithms or Barclays' order router. Subscriber Type Blocking is an alternative to Liquidity Profiling. LX does not support the simultaneous application of Subscriber Type Blocking on an order-by-order basis and blocking by Liquidity Profiling category. INDIVIDUAL BLOCKING REQUESTS. Barclays Institutional Clients & Client Algo/Router Users may also request that Barclays suppress the interaction of their orders in LX with specific Subscribers. While Barclays will not confirm to a Subscriber whether an entity that it wishes to block is an LX Subscriber, Barclays will use commercially reasonable efforts to suppress interaction with the entity if it is a Subscriber. Barclays does not offer this type of counterparty restriction functionality to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. PRIVATE COUNTERPARTY INTERACTION REQUESTS. Subscribers may request that their orders and trading interests (including firm orders, Conditional Orders, and related Firm-Up Orders) only interact with one or more specific Subscribers (a "Private Counterparty Interaction"), thereby suppressing interaction with the remaining Subscribers in LX. Aside from limiting eligible counterparties, all orders are maintained in the common LX order book and abide by the same ATS rules, including execution priority (further described in Part III, items 11(c) and 15). In order to enable Private Counterparty Interaction, each Subscriber to the arrangement must submit a written request to their Equities Sales Representative, or the Barclays Service Desk at LXService@barclays.com, indicating their desire to only interact with the designated Subscribers. Barclays will not fulfill Private Counterparty Interaction requests unless requests are made by all designated parties to the arrangement. A Subscriber to such Private Counterparty Interactions may request, in writing to their Equities Sales Representative or the Barclays Service Desk, to discontinue the arrangement without the notification or consent of the other parties to the arrangement. EVALUATION BASED BLOCKING. Barclays offers all Subscribers, including Barclays trading desks, the ability to contact Barclays to evaluate orders and/or transactions to determine if strategies of other Subscribers may be adversely affecting their interactions within LX. If Barclays determines that a certain Subscriber or group of Subscribers may be adversely affecting the Subscriber that inquired, Barclays will allow the Subscriber the ability to block further interactions with those Subscribers, without disclosing their identities. Note that a Subscriber can elect to block that Subscriber entirely or block a specific order type from interacting with that Subscriber. For example, Subscriber A could request that Subscriber A's IOC orders not interact with another Subscriber who Barclays has determined is adversely affecting Subscriber A's interactions, or could request that Barclays block all interactions between Subscriber A and the other Subscriber. MINIMUM TIME BLOCKING. As an alternative to the Subscriber Type Blocking and Liquidity Profiling described above, Barclays Institutional Clients & Client Algo/Router Users may elect to limit interactions with orders of Subscribers that access LX through a direct connection to those orders that have rested on the order book for a minimum duration or longer ("LX MinTime"). Any such restriction is limited to orders in LX entered utilizing a direct connection and would not restrict the client's interactions with any other order flow in LX that is entered by way of other means (e.g., Barclays' algorithms or order router). The LX MinTime length is set at one second. Barclays configures the MinTime length at its discretion and may periodically update it. Barclays Institutional Clients & Client Algo/Router Users can utilize this feature with firm order types, including Conditional Eligible Firm Orders. Such Subscribers cannot use LX MinTime for Conditional Orders (including the related Firm-Up Orders). Barclays Institutional Clients & Client Algo/Router Users cannot use LX MinTime in conjunction with blocking based on Subscriber Types or Liquidity Profiling categories (described above). Institutional Clients & Client Algo/Router User can, however, utilize LX MinTime in conjunction with a specific Subscriber block. If a client has Subscriber Type Blocking or Liquidity Profiling enabled as a default for all of their orders, and the Subscriber enables LX MinTime, LX MinTime will apply, and blocking by Subscriber Type or Liquidity Profiling will no longer apply. Note that a contra-side order that is otherwise subject to, and has met, a Subscriber's LX MinTime requirement may have enabled a form of counterparty blocking that may suppress interactions with that Subscriber. LX MinTime has no effect on a Subscriber's interactions with Conditional Orders, including the related Firm-up Orders. For instance, for interactions with contra-side Conditional Orders, if a Barclays Institutional Clients & Client Algo/Router User has Subscriber Type Blocking or Liquidity Profiling enabled as a default for all of their orders, and they enable LX MinTime, LX MinTime will not apply and only the default blocking will apply. See Conditional Order Negotiations and Conditional Eligible Firm Orders, in Part III, Item 9. If a Barclays Institutional Clients & Client Algo/Router User has blocked interactions with Barclays Principal Orders (as described below) or requested to block specific Subscribers (as described above), and has enabled LX MinTime for the order, all enabled blocking methods will apply. A Barclays Institutional Clients & Client Algo/Router User may use all three of these blocking formats. Barclays Institutional Clients that route directly to LX may elect to utilize LX MinTime on an order-by-order or default basis. A client that utilizes Barclays' order router and algorithms may utilize LX MinTime across all orders or on an individually configured basis depending on the client's execution objectives. Barclays does not offer this type of counterparty restriction to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. BARCLAYS PRINCIPAL ORDER BLOCKING. In addition to the counterparty restriction functionalities described above, Subscribers have the ability to restrict interaction with all Barclays orders with an order capacity marked as principal. Please note, however, that if a Subscriber elects this restriction, it will also be restricted from interacting with all Barclays' Affiliates' order flow in LX (whether such Affiliate is trading as principal or agent for its clients). POTENTIAL EFFECT OF COUNTERPARTY SELECTION FUNCTIONALITIES. The counterparty selection functionalities described above may result in reduced execution rates, either because a Subscriber may have chosen to suppress certain categories of flow or because a Subscriber is within a category of flow that has been suppressed by other Subscribers. The purpose of the counterparty restriction functionality is to allow Subscribers more control over the execution of their orders. Each Subscriber has its own execution objectives. Such objectives might include (but are not limited to), maximizing fill rates, limiting adverse selection, and interacting only with specific Subscriber Types. For example, a Subscriber may disable interaction with Barclays' principal order flow, Subscribers that are categorized as High alpha under Liquidity Profiling, or with specific Subscriber Types. Each Subscriber determines whether it will use any counterparty restriction functionality available to them. Barclays reserves the right to deny Subscribers' access to any counterparty selection functionality described above.

Direct Owners/Executive Officers

Organization CRD Number: 19714

Organization SEC Number: 8-41342

BARCLAYS CAPITAL INC.

Organization Name: BARCLAYS CAPITAL INC.

Applicant Name:

View IA Record

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BARCLAYS GROUP US INC.	Domestic Entity	OWNS BARCLAYS CAPITAL INC.	12/1999	75% or more	Y	N	13-3249618
O'CONNOR, CLAIRE SCHOLZ	Individual	BOARD DIRECTOR	09/2018	Less than 5%	Y	N	1907247
MELI, JEFFREY ANTHONY	Individual	~~CO-~~HEAD OF RESEARCH	07/2015	Less than 5%	N	N	4477654
JAISING, RAHUL	Individual	ROSFP - PRIME SERVICES	08/2013	Less than 5%	N	N	4754959
BANCONE, ANTHONY	Individual	ROSFP - DISTRIBUTION	08/2013	Less than 5%	N	N	1790892
MATHIS, CAROL PEDERSEN	Individual	CHIEF FINANCIAL OFFICER	12/2020	Less than 5%	N	N	4322657
ABREU, JULIAN JAVIER	Individual	ROSFP - PRIME SERVICES	03/2019	Less than 5%	N	N	5160018
LUBLINSKY, MICHAEL	Individual	CHIEF EXECUTIVE OFFICER	02/2018	Less than 5%	Y	N	2655249
LUBLINSKY, MICHAEL	Individual	BOARD DIRECTOR	02/2018	Less than 5%	Y	N	2655249
FORREST, MONTY LEE	Individual	BOARD DIRECTOR	05/2015	Less than 5%	Y	N	5812639

FORREST, MONTY LEE	Individual	CHIEF OPERATIONS OFFICER	05/2015	Less than 5%	Y	N	5812639
ZACHARIA, ZACHARIA	Individual	CHIEF COMPLIANCE OFFICER	05/2019	Less than 5%	N	N	2440444
SMITH, JULIETTE SARA	Individual	CHIEF LEGAL OFFICER	02/2021	Less than 5%	N	N	5696210
SHALA, LUAN	Individual	BOARD DIRECTOR	05/2021	Less than5%	N	N	4543214